Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

September 30, 2017
(in € m.)
Debt (1), (2):
Long-term debt	159,091
Trust preferred securities	5,583
Long-term debt at fair value through profit or loss	6,878

Total debt	171,551

Shareholders’ equity:
Common shares (no par value)	5,291
Additional paid-in capital	39,715
Retained earnings	19,787
Common shares in treasury, at cost	(18)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	712
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	28
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	110
Unrealized net gains from equity method investments	50

Total shareholders’ equity	65,676

Equity component of financial instruments	4,669
Noncontrolling interest	265

Total equity	70,609

Total capitalization	242,161

[1]	€ 807 million (0.5)% of our debt was guaranteed as of September 30, 2017. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 48,813 million (28%) of our debt was secured as of September 30, 2017.

Due to rounding, numbers may not add up precisely to the totals provided.